

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Zou Junming Terence
Chief Executive Officer
Ryde Group Ltd
Duo Tower, 3 Fraser Street, #08-21
Singapore 189352

> **Re: Ryde Group Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed October 2, 2023**
> **File No. 333-274283**

Dear Zou Junming Terence:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed October 2, 2023

Cover page

1. You refer to the 70.4% aggregate voting power of your Class B Ordinary Shareholders when your disclosure on page 90 totals to a higher percentage amount. Revise to consistently disclose this percentage or tell us why the amounts do not reconcile.

Capitalization, page 44

2. Your disclosure in the second bullet point related to deducting underwriting discounts, commissions and estimated offering expenses is not consistent with the balance presented for additional paid-in capital in the pro forma column of your table. Please clarify or revise.

3. Please revise to include your note from shareholder and non-controlling interests as components of your total capitalization as June 30, 2023.

Zou Junming Terence
Ryde Group Ltd
October 5, 2023
Page 2

Dilution, page 45

4. Your tangible book deficit per share as of June 30, 2023 of $(1.52) presented in the second paragraph is not consistent with tangible book deficit per share as of June 30, 2023 presented in the table. Also, in the third paragraph your disclosure of pro forma as adjusted net tangible book value as of June 30, 3023 of $7.3 million is not consistent with your disclosure that changes in net tangible book deficit as of June 30, 2023 only give effect to sale of Class A ordinary shares offered in this offering after deducting underwriting discounts, commissions and estimated offering expenses. Please clarify or revise.

5. Please add a note to the table at the bottom of page 45 which reconciles the shares outstanding as of June 30, 2023 per your financial statements to the amounts stated for existing shareholders in the table.

Note 2. Summary of Significant Accounting Policies
Revenue from Advertising, page F-32

6. Please revise to clarify if revenue from advertising is recognized over time or at a point in time. If revenue is recognized over time, please clarify your methods used to measure progress and why the methods reflect a faithful depiction of the transfer of the services. Refer to ASC 606-10-50-18 and 19.

Note 8. Convertible Loan from a Shareholder, page F-38

7. Please tell us your consideration of the guidance in ASC 470-50-40-6 through 40-15 related to the modification of your loan with DLG. Also, tell us why the 395,735 shares disclosed are not reflected in the statement of changes in shareholders' equity as of June 30, 2023 and why the conversion from debt to equity is not presented in your supplemental disclosures of non-cash activities in the statement of cash flows.

Note 17. Subsequent Events
(c) Subdivision of Authorized Share Capital, page F-43

8. We note your disclosure of the sub-division of your Class A and Class B ordinary shares. Please tell us your consideration of the guidance in ASC 505-10-S99-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Meng Ding